SHAREHOLDER MEETING

On March 7, 2005, the Annual Meeting of the Fund was held to elect four Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 8,040,154 shares of beneficial interest were voted at the meeting. The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         8,006,277       33,452
Richard P. Chapman Jr.  7,992,455       47,274
William H. Cunningham   7,994,079       45,650
James A. Shepherdson    7,999,551       40,178

The preferred shareholders elected Patti McGill Peterson as Trustee of the Fund until her successor is duly elected and qualified, with the votes tabulated as follows: 425 FOR, 0 AGAINST and 0 ABSTAINING.

The common and preferred shareholders also ratified the Trustees' selection of Deloitte & Touche LLP as the Fund's independent auditors for the fiscal year ending July 31, 2005, with the votes tabulated as follows: 7,979,825 FOR, 23,430 AGAINST and 36,899 ABSTAINING.